CLIFFORD CHANCE US LLP

February 2, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Doug Jones
         Division of Corporation Finance

         Re: TAM S.A.
                 Annual Report on Form 20-F
                 Filed on June 25, 2008
                 Response to Staff Comment Letter dated January 9 , 2009

Dear Mr. Jones:

     Thank you for your letter dated January 9, 2009 setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the correspondence dated December 11, 2008 of TAM S.A., TAM Linhas Aéreas S.A. and TAM Capital Inc. (the “Registrants”) related to the annual report for the year ended December 31, 2007 of on Form 20-F filed on June 25, 2008 (the “2007 Annual Report”).

     The Registrants’ responses to the Staff’s comments are set forth below. For your convenience, we have re-typed in italics the Staff’s comment preceding each response. Subject to the Staff’s review and comments, the Registrants propose to amend their disclosure as described below in their amended annual report on Form 20-F for the year ended December 31, 2007 (the “Amended Annual Report”), or where indicated, on a prospective basis. References to page numbers in our responses below are references to pages in the EDGAR version of the 2007 Annual Report.

Form 20-F for the Year Ended December 31, 2007

Note 29, Summary of the Principal Differences .... page F-47
(h) Loyalty program - incremental cost, page F-55

1. Refer to your response to our prior comment number 5 . We note in your response that you have the right to terminate the loyalty program at the balance sheet date as support for your belief that no liability for partially earned awards should be accrued. However, we are not clear as to the practicality of such a measure. In this sense, your loyalty program appears, at minimum, to be a liability that stems from a constructive obligation as described in paragraph 40 of CON 6 . As acknowledged in your response, the definition of a liability in CON 6 is based on probable future sacrifices. In this regard, we are still unclear why your liability for the loyalty program would not factor your expectation of the probability of customers with accumulated points below the minimum threshold earning sufficient points to earn an award. Paragraph 3.108 of the AICPA’s “Audit and Accounting Guide: Airlines” dated October 1, 2008 ("AAG") states that under the incremental cost method, a liability is recorded for the incremental cost associated with rewarding those frequent flyer program ("FFP") members expected to redeem mileage credits. By excluding from your liability all partially earned awards you are, in essence, concluding that it is not probable that any of the excluded points will ultimately be redeemed by members. Paragraph 3.109 of the AAG states that a key factor in estimating an FFP obligation under the incremental cost method is the estimate of mileage credits that are expected to be redeemed. Paragraph 3.109 goes on to state that, in practice, that estimate is influenced by a number of factors, including the threshold of mileage credits required before an FFP member can secure an award, and that the rate of redemption will be affected by the ease with which members can accumulate sufficient mileage credits to make a redemption. Finally, taking into consideration the probability of partially earned awards being fully earned and redeemed would be consistent with your practice of taking into consideration the probability of fully earned awards not being redeemed. Therefore, to the extent that use of the incremental cost method of accounting for your loyalty program continues to be appropriate (refer to the comment below), we believe your loyalty program liability should also include accrual for partially earned awards that you expect will be redeemed in accordance with the guidance in the AAG. Please apply such accounting for U.S. GAAP reconciliation purposes on a prospective basis with retrospective application to prior periods presented pursuant to paragraph 7 of FAS 154.

     In response to the Staff's comment, the Registrants confirm that for any future filing of their annual report that includes Brazilian GAAP financial statements together with a US GAAP reconciliation, the US GAAP reconciliation will reflect the incremental cost method of accounting for the loyalty program to reflect accruals for partially earned awards that are expected to be redeemed (in accordance with paragraph 7 of FAS 154).

     The Registrants also note that, ahead of an upcoming change in Brazilian regulations requiring companies registered with the Brazilian Securities Commission to prepare their financial statements in accordance with IFRS rather than Brazilian GAAP (currently due to take effect immediately following the financial year ended December 31, 2010), the Registrants are currently considering whether their annual report for the year ended December 31, 2008 will include IFRS (as published by the IASB) financial statements rather than Brazilian GAAP financial statements with a US GAAP reconciliation. In the event that the Registrants determine to include IFRS financial statements, the Registrants will follow applicable IFRS rules with respect to accounting for partially earned awards.

2. Paragraph 3 .106 of the AAG states that the incremental cost method is acceptable in only certain circumstances. For example, it is inappropriate in circumstances in which a significant number of paying passengers are displaced by passengers redeeming awards. Further, paragraph 3.107 indicates that use of the incremental cost method may be inappropriate if FFP awards are without limitations (such as capacity restrictions or blackout dates). We note your disclosure on page 26 that your loyalty program imposes no restrictions on flights or the number of seats available when members are redeeming accumulated points. In this regard, please explain to us why continued application of the incremental cost method for U.S GAAP purposes is appropriate in your circumstances. In connection with this, please explain to us your experience of the extent that paying passengers are displaced by passengers redeeming awards under the loyalty program, and provide us with any associated analysis that supports your experience.

     The Registrants note that they utilize a sophisticated program to manage frequent flyer awards to minimize displacement of paying passengers. The significant majority of frequent flyer points redemption takes place in the Registrants’ South American market (approximately 80% in the year ended December 31, 2007). The Registrants believe that no significant amount of displacement of paying passengers occurs; this would be the case only when flights are at full capacity. However, based on data for the year ended December 31, 2007, only 4.94% of flights within South America (other than those that impose seat restrictions) are full. Of passengers on those full flights within South America in the year ended December 31, 2007, only 7.43% have redeemed frequent flyer points to obtain their tickets. Accordingly, based on the data for the year ended December 31, 2007, which the Registrants believe reflect their regular operation, less than 0.5% of the Registrants’ total revenue is typically subject to potential revenue displacement.

     The Registrants also note that they have considerable flexibility in avoiding full capacity on our flights within South America for the following reasons:

• passengers redeeming frequent flyer points for such flights must do so seven days in advance;

• flights within South America are typically short (approximately one and a half hours per flight on average); and

• flights within South America are almost all made in a single class configuration (with business class only available on certain flights between Brazil, Argentina and Chile); accordingly, the Registrants are more readily able to utilize different aircraft for such flights, in contrast to long-haul international destinations where only a limited number of aircraft can be used.

     As a result of these factors, the Registrants are able to reorganize flights as necessary in order to minimize paying passengers being displaced.

     The Registrants believe it is also worth noting that they operate multiple daily flights to many locations within South America. For example, the Registrants’ busiest route is the São Paulo - Rio de Janeiro shuttle, where the Registrants have a flight departing every 30 minutes during peak times. Accordingly, if one flight is full, passengers have a short waiting time until the next departure.

     In addition, the Registrants note that, in keeping with industry practice, they reserve the right to cancel flights before the scheduled time (which may happen if a flight has particularly few passengers), thereby affording the Registrants flexibility in reallocating aircraft to busier routes.

     Accordingly, the Registrants believe that the incremental cost method is appropriate as there are significant restrictions on flights and seats available for customers redeeming frequent flyer points. The Registrants propose to clarify the disclosure regarding their frequent flyer program in the Amended Annual Report as follows:

“Our frequent flyer program includes a number of restrictions in relation to the redemption of points. The key restrictions are as follows: (i) points cannot be sold, (ii) points must be redeemed for tickets within two years of being issued, (iii) customers wishing to redeem points for flights within South America must do so at least seven days in advance of their outward travel, and (iv) there are a limited number of seats available for redemption of frequent flyer points on the majority of the Registrants’ international flights.”

(k) Maintenance, page F-58

3. You state that for U.S. GAAP purposes, you record maintenance expenses as incurred. Please specify when maintenance expenses are considered incurred. For example, for engine maintenance contracts in which amounts payable to the service providers are calculated based on the number of hours flown by the particular aircraft engine, please state whether such expenses are considered incurred during the period the related hours are flown, at the time payments are made, or when the related maintenance activity is actually performed.

     The Registrants propose to add the following disclosure to the Amended Annual Report in response to the Staff’s comments:

“We pay for services rendered pursuant to our aircraft engine maintenance contracts on an as-incurred basis. Maintenance expenses are considered incurred, in line with the contractual rights and obligations relating to the service, when the applicable maintenance activity is performed and not when the related hours are flown or when the related payment of such services is made.”

     Please direct any comments or questions regarding the enclosed materials to the undersigned at 212.878.8014.

Sincerely,

/s/ Sara Hanks
Sara Hanks